HellerEhrman

15 October 2003

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main 852.2292.2000
Fax 852.2292.2200


03032943

21441.0001

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 28 2003
WASH. DC 188

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the first quarter ended June 30, 2003, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on August 19, 2003;

dlw 10/29

(2) The Company's announcement of results for the year ended March 31, 2003, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on July 18, 2003;

(3) The Company's annual report 2003; and

(4) The Company's announcement of unaudited results of Pacific Andes (Holdings) Limited, a subsidiary of Pacific Andes International Holdings Limited, for the year ended March 31, 2003, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on June 27, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

H:\ADR\Pacific Andes\32 sec.doc



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

太平洋恩利國際控股有限公司之附屬公司
太平洋恩利（控股）有限公司
截至二零零三年六月三十日止第一季
之未經審核業績公佈

太平洋恩利國際控股有限公司（「本公司」）之董事會欣然公佈本公司擁有63.71%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」）（其股份及認股權證於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零三年六月三十日止第一季之未經審核綜合業績，連同上一個財政年度同期之比較數據。

1. **恩利控股集團之收益表，連同上一個財政年度同期之比較報表**

1(a) **下表以恩利控股最近期經審核年度財務報表之格式呈列：**

	恩利控股集團 截至二零零三年六月三十日止三個月 千港元 （未經審核）	截至二零零二年六月三十日止三個月 千港元 （未經審核）	變動 %
營業額	454,432	360,849	25.9%
銷售成本	(414,133)	(327,432)	26.5%
毛利	40,299	33,417	20.6%
其他經營收入	556	4,634	(88.0)%
銷售及分銷支出	(4,132)	(3,408)	21.2%
行政支出	(11,188)	(13,194)	(15.2)%
經營溢利	25,535	21,449	19.1%
財務支出	(11,084)	(12,279)	(9.7)%
除稅前溢利	14,451	9,170	57.6%
稅項	(300)	(150)	100%
期間淨溢利	14,151	9,020	56.9%

	截至二零零三年六月三十日止三個月 千港元	截至二零零二年六月三十日止三個月 千港元
包括利息收入之其他經營收入	556	4,634
借貸利息	(11,084)	(12,279)
折舊	(1,699)	(5,551)
外匯兌換（虧損）／收益	75	(362)
出售附屬公司、物業、機器及設備之收益	-	400

附註：

a. 由於恩利控股集團將非核心資產出售予本公司後並無收取本公司行政收入，恩利控股集團其他經營收入減少88%。

b. 恩利控股集團將非核心資產出售予本公司及於二零零二年財政年度出售兩艘船舶後，折舊支出減少69%。

c. 出售附屬公司之收益指出售Heng Holdings (BVI) Limited所得之溢利。

d. 恩利控股集團大部份之溢利並非產生自或源自香港，故毋須繳付香港利得稅。恩利控股集團於新加坡亦無應課稅收入。

1(b)(i) **恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。**

	恩利控股集團 二零零三年六月三十日 千港元	恩利控股集團 二零零三年三月三十一日 千港元	恩利控股 二零零三年六月三十日 千港元	恩利控股 二零零三年三月三十一日 千港元
非流動資產				
物業、機器及設備	[illegible]	55,601	-	-
投資物業	19,800	19,800	-	-
於附屬公司之權益	-	-	701,109	701,045
其他投資	2,728	2,728	-	-
	76,433	78,129	701,109	701,045
流動資產				
存貨	[illegible]	300,166	-	-
貿易應收款項	[illegible]	498,830	-	-
已投保之貿易應收款項	66,417	76,310	-	-
其他應收款項及預付款項	147,762	149,449	225	225
暫款予供應商	3,734	5,040	-	-
應收票據	86,580	55,618	-	-
銀行結存及現金	93,858	159,134	6	-
	1,079,866	1,244,547	231	231

1(d)(i) **恩利控股及恩利控股集團，呈列(i)所有股本變動或(ii)除因資本化發行及分派予股東所產生之變動以外之股本變動之報表，連同上一個財政年度同期之比較報表。**

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	保留溢利 千港元	總計 千港元
恩利控股集團							
於二零零二年四月一日之結餘	381,617	28,774	13,709	-	(24,883)	254,750	653,967
因資本化股份溢價賬、分派及合併股本	811	(811)	-	-	-	-	-
發行紅利股份	35,526	(27,963)	-	-	-	(7,563)	-
出售附屬公司	-	-	(13,584)	-	-	13,584	-
淨溢利	-	-	-	-	-	9,020	9,020
於二零零二年六月三十日之結餘	417,954	-	125	-	(24,883)	269,791	662,987
於二零零三年四月一日之結餘	417,956	-	33	(18)	(24,883)	312,177	705,265
淨溢利	-	-	-	-	-	14,151	14,151
於二零零三年六月三十日之結餘	417,956	-	33	(18)	(24,883)	326,328	719,416
恩利控股							
於二零零二年四月一日之結餘	381,617	28,774	-	-	-	309,603	719,994
因資本化股份溢價賬、分派及合併股本	811	(811)	-	-	-	-	-
發行紅利股份	35,526	(27,963)	-	-	-	(7,563)	-
淨溢利	-	-	-	-	-	79	79
於二零零二年六月三十日之結餘	417,954	-	-	-	-	302,119	720,073
於二零零三年四月一日之結餘	417,956	-	-	-	-	283,320	701,276
淨溢利	-	-	-	-	-	64	64
於二零零三年六月三十日之結餘	417,956	-	-	-	-	283,384	701,340

1(d)(ii) **自上一個記錄期間以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行股本證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股股本變動詳情。亦呈列因兌換於本財政期間及於上一個財政年度同期之所有尚未行使可兌換項目而可能發行之股份數目。**

自二零零三年三月三十一日起，恩利控股之已發行股本並無變動。

於二零零三年六月三十日，根據太平洋恩利（控股）二零零一年購股權計劃，恩利控股擁有122,571,625份尚未行使之認股權證（二零零二年：無）及1,600,000份購股權（二零零二年：1,600,000份）。

恩利控股並無於截至二零零三年六月三十日止三個月購買其股份。

2. **數據是否已經審核或審閱，並根據哪一項準則（例如新加坡核數準則910號（審閱財務報表之約定）或其他對等準則）**

此等數據並未經恩利控股之核數師審核或審閱。

3. **倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）**

不適用

4. **是否採納與恩利控股最近期經審核年度財務報表相同之會計政策及計算方法。**

恩利控股及恩利控股集團已採納與截至二零零三年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. **倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定）、變動之內容，其原因及影響**

恩利控股及恩利控股集團已採納所有於年內生效之適用新訂及經修訂新加坡會計準則（「SAS」）。採納新／經修訂SAS並不影響本期間或前期間之業績。

6. **恩利控股集團於本期間錄得及於上一個財政年度同期之每股**
[illegible]

應付太平洋恩利國際控股有限公司及其附屬公司之款項	62	2,487	–	–
已投保貿易應收款項之貼現銀行融資	59,775	76,915	–	–
計息銀行借貸－即期部份	348,726	283,583	–	–
	431,176	611,544	–	–
流動資產淨值	648,690	633,003	231	231
非流動負債				
計息銀行借貸	5,707	5,867	–	–
資產淨值	719,416	705,265	701,340	701,276
資本及儲備				
股本	417,956	417,956	417,956	417,956
儲備	301,460	287,309	283,384	283,320
	719,416	705,265	701,340	701,276

附註：

a. 貿易應收款項及應收票據下降乃由於銷售額於二零零三年一月至三月期間為恩利控股集團之傳統旺季內有所上升。貿易應付款項下降亦因為相同原因所致。

b. 銀行融資上升乃由於在中華人民共和國（「中國」）之分銷銷售之存貨融資上升所致。

1(b)(ii) **恩利控股集團之借貸及債務證券總額**

須於一年內或少於一年內償還，或按要求償還之款額

於二零零三年六月三十日		於二零零三年三月三十一日	
有抵押	無抵押	有抵押	無抵押
千港元	千港元	千港元	千港元
651	348,075	646	282,937

須於一年後償還之款額

於二零零三年六月三十日		於二零零三年三月三十一日	
有抵押	無抵押	有抵押	無抵押
千港元	千港元	千港元	千港元
5,707	–	5,867	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為21,300,000港元（二零零三年三月三十一日：21,500,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

1(c) **恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。**

	截至二零零三年六月三十日止三個月 千港元	截至二零零二年六月三十日止三個月 千港元
經營業務		
經營溢利	25,535	21,450
經下列各項調整：		
利息收入	(200)	(381)
折舊	1,699	5,551
出售附屬公司之收益	–	(400)
未計營運資金變動之經營現金流量	27,034	26,220
存貨	(48,646)	63,518
應收貿易款項、其他應收款項及預付款項	177,707	(97,301)
墊款予供應商	1,306	18,554
應收票據	(30,962)	–
已投保貿易應收款項之貼現銀行融資	(17,140)	(42,864)
貿易及其他應付款項	(226,039)	(2,130)
	(116,740)	(34,003)
用作經營用途之現金		
已付利息	(11,084)	(12,279)
已付所得稅	(207)	(550)
用作經營用途之現金淨額	(128,031)	(46,832)
投資業務		
已收利息	200	381
購買物業、機器及設備	(3)	–
出售附屬公司所得之現金流入淨額	–	45,417
來自投資業務之現金淨額	197	45,798
融資業務		
償還自太平洋恩利國際控股有限公司及其附屬公司之現金淨額	(2,425)	(27,467)
籌集之銀行借貸淨額	64,998	9,967
來自（用作）融資業務用途之現金淨額	62,573	(17,500)
現金及現金等值項目減少淨額	(65,261)	(18,534)
期初之現金及現金等值項目	159,119	60,029
期終之現金及現金等值項目	93,858	41,495

*附註：*存貨增加乃由於銷售額於二零零三年一月至三月期間為恩利控股集團之傳統旺季內有所上升。

	三個月	三個月
(a) 按已發行普通股之加權平均數為基準；及	2.89港仙	1.84港仙
(b) 按全面攤薄為基準（計列對盈利之調整）	2.78港仙	1.83港仙

每股基本及攤薄盈利乃按下列資料為基準計算：

盈利	14,151,000港元	9,020,000港元
計算每股基本盈利所用普通股加權平均數（附註）	490,293,999	490,292,499
就下列各項對攤薄普通股之潛在影響		
購股權	238,298	226,609
認股權證	18,255,348	1,168,593
計算每股攤薄盈利所用普通股加權平均數	508,787,645	491,687,701

*附註：*計算二零零二年每股基本盈利所用普通股加權平均數，已透過二零零三年財政年度內將股份更改貨幣面值及發行紅利股份之影響而予以調整。

7. **恩利控股及恩利控股集團之每股普通股資產淨值乃按恩利控股於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算**

	恩利控股集團		恩利控股	
	二零零三年六月三十日	二零零三年三月三十一日	二零零三年六月三十日	二零零三年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股有形資產淨值	1.47港元	1.44港元	1.43港元	1.43港元

8. **恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為限。回顧必需探討任何影響恩利控股集團於本財務期間之營業額、成本及盈利之因素，包括（如適用）季節性或循環因素。回顧亦必需探討任何影響恩利控股集團於本財務期間之現金流量、營運資金、資產或負債之因素。**

二零零四年財政年度第一季與二零零三年財政年度第一季之比較

於二零零四年財政年度第一季，恩利控股集團之營業額為454,000,000港元，較二零零三年財政年度第一季增加26%。增幅乃主要由於中華人民共和國（「中國」）之冷凍海產食品銷售額增加所致。

於二零零四年財政年度第一季，恩利控股集團之除稅後淨溢利上升56.9%至14,200,000港元。有關升幅由於息率降低及出售恩利控股集團非核心資產導致行政開支及財務支出減少所致。

9. **倘先前已向恩利控股股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別**

現宣佈之二零零四年財政年度第一季業績符合致恩利控股股東之全年業績公佈中所披露之前瞻性陳述，當中載述「在並無不可預見之情況下，恩利控股董事預期恩利控股集團盈利可於本年度有所改善」。

10. **於本公佈日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋**

展望未來，恩利控股集團將集中提高邊際溢利及改善盈利能力。恩利控股集團將繼續精簡其營運支出，並擴展其市場推廣服務，務求與其供應商及客戶建立更密切的聯繫。恩利控股集團之增長將繼續主要透過向不斷增長之中國市場銷售冷凍海產食品。與此同時，憑藉恩利控股集團穩健之資產負債表，恩利控股集團亦已作好準備伺機透過策略性聯盟或收購擴展其業務。

在並無不可預見之情況下，恩利控股董事預期恩利控股可於本財政年度保持盈利能力

11. 股息

(a) 本財政期間之記錄

於記錄財政期間有否宣派任何股息？　無

(b) 上一個財政年度同期

上一個財政年度同期有否宣派任何股息？　無

(c) 派付日期

不適用

(d) 暫停辦理股份過戶手續日期

不適用

12. **倘並無宣派／建議股息，其影響之聲明**

於回顧期內並無宣派股息

本公佈之要旨

本公司發表本公佈乃旨在向香港公眾人士提供有關恩利控股集團之資料。恩利控股已於新加坡發表類似公佈。

承董事會命
公司秘書
鄺乃銘

香港，二零零三年八月十八日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMTIED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDIGNS LIMITED, FOR THE YEAR ENDED 31 MARCH 2003

The Board of directors of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 63.42%-owned subsidiary, the shares of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") *for the year ended 31 March 2003, together with the comparative figures for the previous financial year.*

1. **The following statements in the form presented in the PAH's most recently audited annual financial statements:**

1(a) **An income statement (for the PAH group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

	PAH Group		
	2003	2002	Change
	HK$'000	*HK$'000*	%
Revenue	2,141,286	2,059,866	4.0
Cost of sales	(1,967,274)	(1,883,526)	4.4
Gross profit	174,012	176,340	(1.3)
Other operating income	6,313	15,664	(59.7)
Selling and distribution expenses	(20,199)	(17,674)	14.3
Administrative expenses	(47,553)	(60,382)	(21.2)
Other operating expenses	(194)	(3,134)	(93.8)
Profit from operations	112,379	110,814	1.4
Finance costs	38,160	(45,557)	(16.2)
Profit before taxation	74,219	65,257	13.7
Taxation	(966)	(2,022)	(52.2)
Net profit for the year, retained	73,253	63,235	15.8

	2003	2002
	HK$'000	*HK$'000*
Other operating income including interest income	6,313	15,664
Interest on borrowings	(38,160)	(45,557)
Depreciation	(18,741)	(27,896)
Foreign exchange (loss)/gain	(753)	1,016
Adjustment for over (under) provision of tax in respect of prior years	274	(72)
Gain on disposal of subsidiaries, property, plant and equipment	578	10

Note:

a. Other operating income of the PAH Group decreased by 59.7% as the PAH Group received lesser administrative income charged to the Company after divestment of non-core assets to the Company.

b. Depreciation expenses decreased by 32.8% as the PAH Group divested its non-core assets to the Company.

c. Gain on disposal of subsidiaries represented profit on disposal of Heng Holdings (BVI) Limited (HK$400K) and profit on disposal of vessels (HK$178K).

d. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly *it is not subject to Hong Kong Profits Tax. The PAH has no assessable income in Singapore.*

1(b)(i) **A balance sheet (for the PAH and PAH group), together with a comparative statement as at the end of the immediately preceding financial year.**

	PAH Group		PAH	
	2003	2002	2003	2002
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	55,601	184,136	-	-
Investment properties	19,800	23,400	-	-
Interests in subsidiaries	-	-	701,045	719,702
Other investments	2,728	2,728	-	-
Long-term receivable	-	6,435	-	-
	78,129	216,699	701,045	719,702
CURRENT ASSETS				
Inventories	300,166	271,065	-	-
Trade receivables	498,830	449,375	-	-
Trade receivables with insurance coverage	76,310	99,879	-	-
Other receivables and prepayments	149,449	160,855	225	288
Advances to suppliers	5,040	55,969	-	-
Bills receivable	55,618	-	-	-
Tax recoverable	-	105	-	-
Bank balances and cash	159,134	73,017	6	4
	1,244,547	1,110,265	231	292
CURRENT LIABILITIES				
Trade payables	226,959	32,255	-	-
Other payables	20,979	13,705	-	-
Tax liabilities	621	387	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	2,487	18,534	-	-
Bank advances drawn on discounted trade receivables with insurance coverage	76,915	99,879	-	-
Current portion of interest-bearing *bank borrowings*	283,583	450,789	-	-
	611,544	615,549	-	-
NET CURRENT ASSETS	633,003	494,716	231	292
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	5,867	57,203	-	-
Deferred tax	-	245	-	-
	5,867	57,448	-	-
NET ASSETS	705,265	653,967	701,276	719,994
CAPITAL AND RESERVES				
Share capital	417,956	381,617	417,956	381,617
Reserves	287,309	272,350	283,320	338,377
	705,265	653,967	701,276	719,994

1(b)(ii) ***Aggregate amount of PAH group's borrowings and debt securities***

Amount repayable in one year or less, or on demand

As at 31/03/2003		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
646	282,937	6,890	443,899

Amount repayable after one year

As at 31/03/2003		As at 31/03/2002	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
5,867	-	57,203	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$21.3 million (2002: HK$121.7 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement (for the PAH group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	2003	2002
	HK$'000	*HK$'000* (Restated)
Operating Activities		
Profit from operations	112,379	110,814
Adjustment for -		
Interest income	(15)	(2,068)
Depreciation	18,741	27,896
Gain on disposal of property, plant and equipment	(178)	(10)
Gain on disposal of subsidiaries	(400)	
Deficit arising on revaluation of land and buildings	194	3,134
Operating cash flows before movements in working capital	130,721	139,766
Inventories	(29,015)	(117,803)
Trade receivables, other receivables and prepayments	(17,810)	(43,748)
Advance to suppliers	50,929	(51,810)
Bills receivable	(55,618)	-
Bank advances drawn on discounted trade receivables with insurance coverage	(22,964)	55,027
Trade and other payables	203,457	(87,272)
	259,700	(105,840)
Long-term receivable	6,435	5,728
Cash generated from (used in) operations	266,135	(100,112)
Interest paid	(38,160)	(44,834)
Income tax paid	(1,044)	(2,106)
Net cash from (used in) operating activities	226,931	(147,052)
Investing activities		
Interest received	15	2,090
Purchase of property, plant and equipment	(1,999)	(6,629)
Proceeds on disposal of property, plant and equipment	9,104	75
Net cash inflow arising on disposal of subsidiaries	45,417	-
Net cash from (used in) investing activities	52,537	[illegible]
FINANCING ACTIVITIES		
Dividend paid	(21,847)	(16,537)
Issue of ordinary share capital	2	-
Net cash (repayment to) advance from Pacific Andes International Holdings Limited and its subsidiaries	(34,623)	7,665
Net bank borrowings (repaid) raised	(123,918)	190,822
Net cash (used in) provided by financing activities	(180,386)	181,950
NET INCREASE IN CASH AND CASH EQUIVALENTS	99,082	[illegible]
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	60,029	29,595
EFFECT OF TRANSLATION DIFFERENCE	8	-
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	159,119	60,029

1(d)(i) **A statement (for the PAH and PAH group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together *with a comparative statement for the corresponding period of the immediately preceding financial year.***

	Share capital	Share premium	Revaluation reserve	Translation reserve	Goodwill	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
The PAH Group							
Balance at 1 April 2002	381,617	28,774	13,709	-	(24,883)	254,750	653,967
Exchange difference on translation of the PAH Group's overseas operations	-	-	-	(18)	-	-	(18)
Redenomination, subdivision and consolidation of share capital	[illegible]	[illegible]	-	-	-	-	-
Bonus issue	35,526	(27,963)	-	-	-	(7,563)	-
Exercise of bonus warrant	2	-	-	-	-	-	2
Disposal of subsidiaries	-	-	(13,584)	-	-	13,584	-
Deficit on revaluation, net	-	-	(92)	-	-	-	(92)
Final dividend of S$0.01 per ordinary share in respect of FY2002	-	-	-	-	-	(21,847)	(21,847)
Net profit for the year	-	-	-	-	-	73,253	73,253
Balance at 31 March 2003	417,956	-	33	(18)	(24,883)	312,177	705,265
The PAH							
Balance at 1 April 2002	381,617	[illegible]	-	-	-	309,603	719,994
Redenomination, subdivision and consolidation of share capital	[illegible]	[illegible]	-	-	-	-	-
Bonus issue	35,526	(27,963)	-	-	-	(7,563)	-
Exercise of bonus warrant	2	-	-	-	-	-	2
Final dividend of S$0.01 per ordinary share in respect of FY2002	-	-	-	-	-	(21,847)	(21,847)
Net profit for the year	-	-	-	-	-	3,127	3,127
Balance at 31 March 2003	417,956	-	-	-	-	283,320	701,276

1(d)(ii) **Details of any changes in the PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

In June 2002, the PAH changed its shares' currency denomination from United States dollars to Singapore dollars. The PAH issued bonus shares on the basis of seventeen bonus shares for every one hundred ordinary shares of US$0.20 each by credit of the share premium account and retained profits of the PAH.

In June 2002, the PAH issued 122,573,125 warrants conferring rights to subscribe 122,573,125 new shares at an initial subscription price of S$0.20 per share, at any time from 21 June 2002 up to and including 20 June 2005.

During the year, the PAH issued 1,500 shares of S$0.20 each for cash at the subscription price of S$0.20 per share as a result of exercise of the PAH's warrants.

As at 31 March 2003, the PAH had 122,571,625 outstanding warrants (2002: nil) and 1,600,000 share options under Pacific Andes (Holdings) Share Option Scheme 2001. (2002: 1,600,000)

The PAH did not made any purchases of its shares during the year ended 31 March 2003.

2. *Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)*

These figures have not been audited or reviewed.

3. *Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)*

Not applicable

4. Whether the same accounting policies and methods of computation as in the PAH's most recently audited annual financial statements have been applied.

The PAH and the PAH Group have adopted the same accounting policy and methods of computation in the *financial statement as those used in the audited financial statement for the year ended 31 March 2002.*

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

The PAH and the PAH Group have adopted the all the applicable new/revised Singapore Statements of Accounting Standards ("SAS") which became effective during the year. The adoption of the new/revised SAS does not affect the results of current or prior period.

6. Earnings per ordinary share of the PAH group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

	PAH Group 31/03/2003	31/03/2002
(a) Based on weighted average number of ordinary shares on issue; and	**HK14.9 cents**	HK12.9 cents
(b) On a fully diluted basis (detailing any adjustments made to the earnings)	**HK14.9 cents**	HK 12.9 cents
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	**HK$73,253,000**	HK$63,235,000
Weighted average number of ordinary shares used in calculation of basic earnings per share (note)	**490,293,383**	490,292,499
Effect of dilutive potential shares in respect of		
Share options	**84,528**	-
Share warrants	**2,056,292**	-
Weighted average *number of ordinary shares used in* calculation of *diluted earnings per share*	**492,434,203**	490,292,499

Note: The weighted average number of ordinary shares used in calculation of basic earnings per share in 2002 has been adjusted by incorporating the effect of share re-denomination and bonus issue during the year.

7. Net asset value (for the PAH and the PAH Group) per ordinary share based on issued share capital of the PAH at the end of the (a) current period reported on and (b) immediately preceding financial year

	PAH Group *31/03/2003*	*31/03/2002*	PAH *31/03/2003*	*31/03/2002*
Net tangible asset backing per ordinary share based on existing issued share capital as at the end of period reported on	**HK$1.44**	HK$1.33	**HK$1.43**	HK$1.47

8. A review of the performance of the PAH group, *to the extent necessary for a reasonable understanding of* the PAH group's business. The *review* must discuss any significant factors that affected the turnover, costs, and earnings of the PAH group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the PAH group during the current financial period reported on

During FY2003, the PAH Group's net profit after tax rose 15.8% to HK$73.3 million. With the strategies adopted during the year that were aimed at improving the PAH Group's operational cost efficiency and reducing its leverage, its profitability improved.

Despite achieving a higher net profit after tax for in FY2003, the combined impact of the new warehousing strategy, the imposition of the new import permit regulations and the soft international interest rates environment affected the PAH Group's revenues. In FY2003, the PAH Group posted a marginal growth of approximately 4% in revenue to HK$2.14 billion compared to HK$2.06 billion in FY2002.

The other factors contributing to the PAH Group's profitability were the lower administrative expenses, taxes and financing costs. The PAH Group also has a stronger balance sheet by the close of the financial year. Utilising the proceeds from its asset divestment in 2002, the PAH Group reduced its borrowings by 43% from HK$508.0 million to HK$289.5 million in FY2003. At the same time, cash balances also rose 118% from HK$73.0 million to HK$159.1 million. Net debt to equity ratio improved from 66.5% to 18.5%.

By Geographical Areas

Generally sales to the PRC were higher during FY2003 rising 6.3% from HK$1,770 million in the previous year to HK$1,881 million. The PAH Group's distribution arrangements in the PRC continue to strengthen its competitive edge in the market. The operational flexibility of the PAH Group was further strengthened by the introduction of sales through bonded warehouses in *November 2001, which effectively shorten delivery lead-times and expanded the elasticity and flexibility of its operations. Moreover, it also enabled the PAH Group to expand its customer base by encompassing buyers who purchase on smaller scales. The introduction of these innovative distribution arrangements resulted initially in a decline in sales of 8.0% in the first half of the year compared to the previous* corresponding period. This phenomenon is attributable to the change in customers' purchasing habits that shifted from advanced lead-time and bulk-buying commitments, to just-in-time deliveries. By the second half of the year, sales saw corresponding increases as buying schedules became adjusted.

Towards the end of 2002, the PRC government tightened the import permit issuance procedures on frozen seafood products. As a result, the PAH Group's customers had to apply for the relevant import permits before *any purchase contracts can be entered into. This meant that PAH Group sales to the PRC market were delayed as its customers took more time to get the necessary import permits.*

Nevertheless, the PAH Group's distribution arrangements and the development of a broader customer base helped improve its sales figures. Consequently, sales to the PRC in the second half of the year totalled HK$1,243 million, representing an increase of 94.8% over that of the first half year.

Sales to other geographic markets were lower in FY2003 as the PAH Group took extra precautions in dealing with customers carefully in view of the ongoing economic slow down in many countries globally.

Reflecting these changes, despite the lower quantity of frozen fishes and seafood sold during the year, the PAH Group was able to achieve higher dollar sales as a result of the increase in sales of higher value products.

By Product Mix

The sale of *frozen* fish continues to *predominate* as the *major* contributor to the PAH Group's *performance.* Comprising 97.1% of Pacific Andes' total sales, revenues contributed by the *frozen* fish *product segment* totalled HK$2,080 million representing an increase of 4.1% over the HK$1,998 million reported in the previous year.

During the year, contribution from the sale of vegetables posted an increase of 14.5% rising from HK$35.0 million to HK$40 million in FY2003.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results

The current Full-Year Results announcement is in line with the prospect statement previously disclosed to shareholders in the last Half-Year Results announcement.

10. A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH group operates and any known factors or events that may affect the PAH group in the next reporting period and next 12 months

The PAH Group's primary focus for this year will be towards enhancing profit margins and improving overall profitability. To achieve this objective, the PAH Group's focus will be towards consolidating its operations to continually improve its organisational efficiency and logistics service; reduce its inventory levels to maintain healthy working capital position; and reduce its borrowings to lower interest expenses. The PAH Group will *continue to place strong emphasis towards forging closer alliances with both its suppliers and customers whose assistance and support are instrumental to its success in the new financial year.*

Despite the increasingly competitive environment, the new barriers of entry that may be created in the markets where the PAH Group operate, and the possible impact of the recent outbreak of the Severe Acute Respiratory Syndrome ("SARS"), the PAH Directors are confident that it will remain profitable in current financial year. Its growth will continue to be generated primarily through our sale of frozen seafood into the growing PRC market. At the same time, with the PAH Group's strong balance sheet, it is also ready to explore opportunities through which it can expand and grow its business either through strategic alliances or acquisitions.

Barring unforeseen circumstances, the PAH Directors expect the PAH Group's profit to improve in the current year.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of Dividend	First and Final
Dividend Type	Cash
Dividend Rate	1.1 Singapore cents per ordinary share (tax exempt)
Par value of shares	S$0.20
Tax rate	Tax exempt

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of Dividend	*First and Final*
Dividend Type	Cash
Dividend Rate	*1.0 Singapore cents per ordinary share (tax exempt)*
Par value of shares	S$0.20
Tax rate	*Tax exempt*

(c) Date payable

The proposed dividend, if approved at the PAH Annual General Meeting, will be paid at a date to be announced.

(d) Books closure date

Notice will be given at a later date on the closure of the Share Transfer Books and the Register of Members to determine the PAH shareholders' entitlements to the proposed final dividend.

12. If no dividend has been declared/recommended, a statement to that effect

Not applicable

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT

13. Segmented revenue and results for business or geographical segments (of the PAH group) in the form presented in the PAH's most recently audited annual financial statements, with comparative information for the immediately preceding year

2003 By Product Category	***Frozen seafood HK$'000***	***Shipping services HK$'000***	***Vegetables HK$'000***	***Total HK$'000***
Revenue	**2,084,922**	**16,317**	**40,047**	**2,141,286**
Segment result	**154,247**	**841**	**5,038**	**160,126**
Administrative expenses				**(47,553)**
Other operating expenses				**(194)**
Profit from operations				**112,379**
Finance costs				**(38,160)**
Taxation				**(966)**
Net profit for the year				**73,253**

2002 By Product Category	Frozen seafood *HK$'000*	Shipping services *HK$'000*	Vegetables *HK$'000*	Total *HK$'000*
Revenue	2,001,439	23,447	34,980	2,059,866
Segment result	169,529	766	4,035	174,330
Administrative expenses				(60,382)
Other operating expenses				(3,134)
Profit from operations				110,814
Finance costs				(45,557)
Taxation				(2,022)
Net profit for the year				63,235

Geographical segments	**Revenue 2003 *HK$'000***	2002 *HK$'000*	**Carrying amounts of segment assets 2003 *HK$'000***	2002 *HK$'000*	**Additions to property plant and equipment 2003 *HK$'000***	2002 *HK$'000*
Hong Kong and other regions in PRC	**1,881,465**	1,769,881	**840,466**	837,981	**1,999**	6,629
North America	**171,186**	183,834	**36,560**	35,704	-	-
Western Europe	**28,789**	30,743	**9,011**	10,205	-	-
Eastern Europe	**16,317**	23,447	**407,683**	371,953	-	-
Others	**43,529**	51,957	**28,954**	71,121	-	-
	2,141,286	2,059,866	**1,322,676**	1,326,964	**1,999**	6,629

14. *In the view of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments*

Please refer to item 8

15. *A breakdown of sales*

	PAH Group 2003 *HK$'000*	2002 *HK$'000*	Change
Sales reported in the first half year	**771,920**	781,175	-1.2%
Operating profit for first half year	**30,970**	27,829	+11.3%
Sales reported in the second half year	**1,369,366**	1,278,691	+7.1%
Operating profit in the second half year	**42,283**	35,406	+19.4%

16. *A breakdown of the total annual dividend (in dollar value) for the PAH's latest full year and its previous full year*

Total Annual Dividend *(Refer to Para16 of Appendix 7.2 for the required details)*

	Latest Full Year HK$'000	Previous Full Year *HK$'000*
Ordinary	**24,172**	21,847
Preference	-	-
Total	**24,172**	21,847

PURPOSE OF THIS ANNOUNCEMENT

This announcement is issued by the Company for the purpose of providing information to the public in Hong Kong in relation to the PAH Group. A similar announcement has been made by PAH in Singapore.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 26 June 2003



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

（於百慕達註冊成立之有限公司）

太平洋恩利國際控股有限公司之附屬公司
太平洋恩利（控股）有限公司
截至二零零三年三月三十一日止年度
之未經審核業績公佈

太平洋恩利國際控股有限公司（「本公司」）之董事會欣然公佈本公司擁有63.42%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」）（其股份於新加坡證券交易所有限公司上市）及其附屬公司（「恩利控股集團」）截至二零零三年三月三十一日止年度之未經審核綜合業績，連同上一個財政年度之比較數據。

1. 下表以恩利控股最近期經審核年度財務報表之格式呈列：

1(a) 恩利控股集團之收益表，連同上一個財政年度同期之比較報表

	恩利控股集團 二零零三年 千港元	二零零二年 千港元	變動 %
營業額	2,141,286	2,059,866	4.0
銷售成本	(1,967,274)	(1,883,526)	4.4
毛利	174,012	176,340	(1.3)
其他經營收入	6,313	15,664	(59.7)
銷售及分銷支出	(20,199)	(17,674)	14.3
行政支出	(47,553)	(60,382)	(21.2)
其他經營支出	(194)	(3,134)	(93.8)
經營溢利	112,379	110,814	1.4
利息支出	38,160	(45,557)	(16.2)
除稅前溢利	74,219	65,257	13.7
稅項	(966)	(2,022)	(52.2)
年內淨溢利，保留	73,253	63,235	15.8

	二零零三年 千港元	二零零二年 千港元
包括利息收入之其他經營收入	6,313	15,664
借貸利息	(38,160)	(45,557)
折舊	(18,741)	(27,896)
外幣兌換（虧損）／收益	(753)	1,016
就往年度稅項超額（不足）撥備之調整	274	(72)
出售附屬公司、物業、機器及設備之收益	578	10

附註：

a. 由於恩利控股集團將其核心資產售予本公司後減少收取本公司之行政收入，恩利控股集團其他經營收入減少59.7%。

b. 折舊支出由於恩利控股集團將其核心資產售予本公司後而減少32.8%。

c. 出售附屬公司之收益源自出售Heng Holdings (BVI) Limited所得之溢利（400,000港元）及出售船舶所得之溢利（178,000港元）。

d. 恩利控股集團大部份之溢利並非產生自或源自香港，故毋須繳付香港利得稅。恩利控股集團於新加坡並無應課稅收入。

1(b)(i) 恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。

	恩利控股集團 二零零三年 千港元	二零零二年 千港元	恩利控股 二零零三年 千港元	二零零二年 千港元
非流動資產				
物業、機器及設備	55,601	184,136	–	–
投資物業	19,800	23,400	–	–
於附屬公司之權益	–	–	701,045	719,702
其他投資	2,728	2,728	–	–
長期應收款項	–	6,435	–	–
	78,129	216,699	701,045	719,702
流動資產				
存貨	300,166	271,065	–	–
貿易應收款項	498,830	449,375	–	–
已投保之貿易應收款項	76,310	99,879	–	–
其他應收款項及預付款項	149,449	160,855	225	288
墊款予供應商	5,040	55,969	–	–
應收票據	55,618	–	–	–
可收回稅項	–	105	–	–
銀行結存及現金	159,134	73,017	6	4
	1,244,547	1,110,265	231	292
流動負債				
貿易應付款項	226,959	32,255	–	
其他應付款項	20,979	13,705	–	
稅務負債	621	387	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	2,487	18,534	–	–
已投保貿易應收款項之貼現銀行融資	76,915	99,879	–	–
計息銀行借貸－即期部份	283,583	450,789	–	–
	611,544	615,549	–	–
流動資產淨值	633,003	494,716	231	292
非流動負債				
計息銀行借貸	5,867	57,203	–	–
遞延稅項	–	245	–	–
	5,867	57,448	–	–
資產淨值	705,265	653,967	701,276	719,994
資本及儲備				
股本	417,956	381,617	417,956	381,617
儲備	287,309	272,350	283,320	338,377
	705,265	653,967	701,276	719,994

年內，由於行使恩利控股之認股權證，恩利控股按認購價每股0.20新加坡元，以現金發行1,500股每股面值0.20新加坡元之股份。

於二零零三年三月三十一日，根據太平洋恩利（控股）二零零一年購股權計劃，恩利控股擁有122,571,625份尚未行使之認股權證（二零零二年：無）及1,600,000份購股權（二零零二年：1,600,000份）。

恩利控股並無於截至二零零三年三月三十一日止年度購買其股份。

2. 數據是否已經審核或審閱，並根據哪一項準則（例如新加坡核數準則910號（審閱財務報表之約定）或其他對等準則）

此等數據並未經審核或審閱。

3. 倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）

不適用

4. 是否採納與恩利控股最近期經審核年度財務報表相同之會計政策及計算方法。

恩利控股及恩利控股集團已採納與截至二零零二年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

5. 倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定），變動之內容、其原因及影響

恩利控股及恩利控股集團已採納所有於年內生效之適用新／經修訂新加坡會計準則（「SAS」）。採納新／經修訂SAS並不影響本期間或前期間之業績。

6. 恩利控股集團於本期間錄得及於上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何撥備

		恩利控股集團 二零零三年 三月三十一日	二零零二年 三月三十一日
(a)	按已發行普通股之加權平均數為基準；及	14.9港仙	12.9港仙
(b)	按全面攤薄為基準（計列對盈利之調整）	14.9港仙	12.9港仙

每股基本及攤薄盈利乃按下列資料為基準計算：

	二零零三年 三月三十一日	二零零二年 三月三十一日
盈利	73,253,000港元	63,235,000港元
計算每股基本盈利所用普通股加權平均數（附註）	490,293,383	490,292,499
就下列各項對攤薄普通股之潛在影響		
購股權	84,528	–
認股權證	2,056,292	–
計算每股攤薄盈利所用普通股加權平均數	492,434,203	490,292,499

附註：計算二零零二年每股基本盈利所用普通股加權平均數，已就年內將股份重新分類及發行紅利股份之影響予以調整。

7. 恩利控股及恩利控股集團之每股普通股資產淨值乃按恩利控股於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算

	恩利控股集團 二零零三年 三月三十一日	二零零二年 三月三十一日	恩利控股 二零零三年 三月三十一日	二零零二年 三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股有形支持資產淨值	1.44港元	1.33港元	1.43港元	1.47港元

8. 恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為限。回顧必須探討任何影響恩利控股集團於本財務期間之營業額、成本及盈利之因素，包括（如適用）季節性或循環因素。回顧亦必須探討任何影響恩利控股集團於本財務期間之現金流量、營運資金、資產或負債之因素。

於二零零三年財政年度，恩利控股集團之除稅後淨溢利增加15.8%，達73,300,000港元。由於年內採納之政策得以改善恩利控股集團之營運成本效益及降低其借貸比率，故盈利能力得以改善。

儘管二零零三年財政年度之除稅後淨溢利增加，惟新食品政策，進口許可證之新規定及國際經濟環境影響恩利控股集團之營業額。於二零零三年財政年度，恩利控股集團之營業額較二零零二年財政年度之2,060,000,000港元輕微增長約4%，達2,140,000,000港元。

其他因素促成恩利控股集團之盈利為較低之行政支出、稅項及利息支出。截至財政年度結束時，恩利控股集團亦具備穩健之資產與負債水平。透過動用於二零零二年出售資產之所得款項，恩利控股集團之借貸由508,000,000港元減少43%至二零零三年財政年度之289,500,000港元。同時，現金結餘亦由73,000,000港元上升118%至159,100,000港元。淨負債與股本之比率由66.5%改善至18.5%。

按地區分類

於二零零三年財政年度，於中國之銷售額由去年之1,770,000,000港元增加6.3%至1,881,000,000港元。恩利控股集團於中國之分銷安排繼續加強其於市場上之競爭力。恩利控股集團之管理更具彈性，由於自二零零一年十一月引進保稅倉庫進行銷售，此舉有效縮短運送予客戶之時間，以及提高其管理之彈性及靈活性。此外，此舉亦有助恩利控股集團擴闊其客戶基礎以包括購貨量少之買家。採納此項創新之分銷安排初步導致上半年之銷售額較去年同期下跌8.0%。此現象乃由於客戶購貨之習慣有所改變，由預早之運貨時間及大量入貨之訂單轉變為適時之運貨時間。至下半年，由於訂貨計劃已予調整，故銷售額相對增加。

於二零零二年年底，中國政府收緊冷凍海產之進口許可證發行手續。因此，恩利控股集團之客戶於訂立任何購買合約前須申請有關之進口許可證，故恩利控股集團於中國市場之銷售額因客戶需更多時間預備進口許可證而有所耽擱。

然而，恩利控股集團之分銷安排及拓闊客戶基礎均有助提高其銷售額。因此，於中國之銷售額在下半年合共為1,243,000,000港元，較上半年增長94.8%。

銷售往其他地區市場之銷售額於二零零三年財政年度輕微下跌，此乃由於恩利控股集團有見全球多個國家出現持續經濟衰退而與客戶進行交易時額外小心謹慎。

為反映此等變動，儘管冷凍魚類及海鮮於年內之訂貨數量減少，惟恩利控股集團則因高增值產品之銷售額增加而錄得更高銷售額。

按產品組合分類

冷凍魚類之銷售額繼續成為恩利控股集團業績之主要收入來源，冷凍魚類產品分類之收入合共為2,080,000,000港元（佔太平洋恩利總銷售額之97.1%），較去年錄得之1,998,000,000港元增加4.1%。

年內，蔬菜之銷售額於二零零三年財政年度帶來40,000,000港元之貢獻，較35,000,000港元增長14.5%。

9. 倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與實際業績之差別

1(b)(ii) 恩利控股集團之借貸及債務證券總額

須於一年內或少於一年內償還，或按要求償還之款額

於二零零三年三月三十一日 有抵押 千港元	於二零零三年三月三十一日 無抵押 千港元	於二零零二年三月三十一日 有抵押 千港元	於二零零二年三月三十一日 無抵押 千港元
646	282,937	6,890	443,899

須於一年後償還之款額

於二零零三年三月三十一日 有抵押 千港元	於二零零三年三月三十一日 無抵押 千港元	於二零零二年三月三十一日 有抵押 千港元	於二零零二年三月三十一日 無抵押 千港元
5,867	–	57,203	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為21,300,000港元（二零零二年：121,700,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

1(c) 恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。

	二零零三年 千港元	二零零二年 千港元 （重列）
經營業務		
經營溢利	112,379	110,814
經下列各項調整：		
利息收入	(15)	(2,068)
折舊	18,741	27,896
出售物業、機器及設備之收益	(178)	(10)
出售附屬公司之收益	(400)	–
重估土地及樓宇所產生之虧損	194	3,134
未計營運資金變動之營運現金流量	130,721	139,766
存貨	(29,015)	(117,803)
應收貿易款項、其他應收款項及預付款項	(17,810)	(43,748)
墊款予供應商	50,929	(51,810)
應收票據	(55,618)	–
已投保貿易應收款項之貼現銀行融資	(22,964)	55,027
貿易及其他應付款項	203,457	(87,272)
	259,700	(105,840)
長期應收款項	6,435	5,728
來自（用作）經營用途之現金	266,135	(100,112)
已付利息	(38,160)	(44,834)
已付所得稅	(1,044)	(2,106)
來自（用作）經營用途之現金淨額	226,931	(147,052)
投資業務		
已收利息	15	2,090
購買物業、機器及設備	(1,999)	(6,629)
出售物業、機器及設備之所得款項	9,104	75
出售附屬公司所得之現金流入淨額	45,417	–
來自（用作）投資業務之現金淨額	52,537	(4,464)
融資業務		
已付股息	(21,847)	(16,537)
發行普通股股本	2	–
（償還）墊款自太平洋恩利國際控股有限公司及其附屬公司之現金淨額	(34,623)	7,665
（償還）籌集之銀行借貸淨額	(123,918)	190,822
（用作）來自融資業務用途之現金淨額	(180,386)	181,950
現金及現金等值項目增加淨額	99,082	30,434
年初之現金及現金等值項目	60,029	29,595
匯兌差額之影響	8	–
年終之現金及現金等值項目	159,119	60,029

1(d)(i) 恩利控股及恩利控股集團之報表，呈列(i)所有股本變動或(ii)除因資本化發行及分派予股東所產生之變動以外之股本變動，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	保留溢利 千港元	總計 千港元
恩利控股集團							
於二零零二年四月一日之結餘	381,617	28,774	13,709	–	(24,883)	254,750	653,967
兌換恩利控股集團之海外業務之匯兌差額	–	–	–	(18)	–	–	(18)
更改股份貨幣面值、分拆及合併股本	811	(811)	–	–		–	–
發行紅利股份	35,526	(27,963)	–			(7,563)	–
行使紅利認股權證	2	–	–	–	–	–	2
出售附屬公司	–	–	(13,584)	–	–	13,584	–
重估之虧損淨額	–	–	(92)	–	–	–	(92)
二零零二年財政年度之末期股息 每股普通股0.01新加坡元	–	–	–	–	–	(21,847)	(21,847)
年度淨溢利	–	–	–	–	–	73,253	73,253
於二零零三年三月三十一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
恩利控股							
於二零零二年四月一日之結餘	381,617	28,774	–	–	–	309,603	719,994
更改股份貨幣面值、分拆及合併股本	811	(811)	–	–	–	–	–
發行紅利股份	35,526	(27,963)	–	–	–	(7,563)	–
行使紅利認股權證	2	–	–	–	–	–	2
二零零二年財政年度之末期股息 每股普通股0.01新加坡元	–	–	–	–	–	(21,847)	(21,847)
年度淨溢利	–	–	–	–	–	3,127	3,127
於二零零三年三月三十一日之結餘	417,956	–	–	–	–	283,320	701,276

1(d)(ii) 自上一個記錄期間以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行股本證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股股本變動詳情。亦呈列因兌換於本財政期間及於上一個財政年度同期之所有尚未行使可兌換項目而可能發行之股份數目。

於二零零二年六月，恩利控股更改其股份之貨幣面值，由美元更改為新加坡元。恩利控股以計入恩利控股股份溢價賬及滾存溢利之方式，按每一百股每股面值0.20美元之普通股發行十七股紅利股份。

於二零零二年六月，恩利控股發行122,573,125份認股權證，附有可於二零零二年六月二十一日至二零零五年六月二十日內任何時間按初步認購價每股0.20新加坡元認購122,573,125股新股份之權利。

9. 倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與實際業績之差別

現宣佈之全年業績符合去年致股東之半年業績公佈中所披露之前瞻性陳述。

10. 於本公佈日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋

恩利控股集團於本年度之主要焦點將為加強邊際溢利及改善整體盈利能力。為達致此目標，恩利控股集團將專注於合併營運業務，以繼續改善其組織性效率及物流服務；減低存貨水平以維持穩健之營運資金水平；以及減少其借貸以減低利息支出。恩利控股集團將繼續加強與其供應商及客戶建立更密切之聯繫，彼等之協助及支持乃於新財政年度取得成功之基石。

儘管競爭環境越趨激烈，恩利控股集團所經營之市場可能新增新進場之阻礙，以及近期爆發嚴重呼吸系統綜合症（「SARS」）之潛在影響，恩利控股董事相信其於本財政年度仍能保持盈利能力。其增長將仍主要有賴冷凍海產於中國之銷售繼續持續增長。同時，由於恩利控股集團之資產負債狀況穩健，其亦準備開拓商機，透過策略性聯盟或收購而擴展及開拓其業務。

在無不可預見之情況下，恩利控股集團董事預期恩利控股集團之溢利於本年度有所改善。

11. 股息

(a) 本財政期間之記錄

於記錄財政期間有否宣派任何股息？ 有

股息名稱	首次及末期
股息類別	現金
股息率	每股普通股1.1新加坡仙（免稅）
股份面值	0.20新加坡元
稅率	免稅

(b) 上一個財政年度同期

上一個財政年度同期有否宣派任何股息？ 有

股息名稱	首次及末期
股息類別	現金
股息率	每股普通股1.0新加坡仙（免稅）
股份面值	0.20新加坡元
稅率	免稅

(c) 派付日期

倘於恩利控股股東週年大會上通過派發股息，擬派股息將於將予公佈之日期派付。

(d) 暫停辦理股份過戶手續日期

將於較後日子公佈暫停辦理股份過戶及股東名冊，以釐訂恩利控股股東享有擬派發末期股息之權利。

12. 倘並無宣派／建議股息，其影響之聲明

不適用

第二部份－年度公佈所需之其他資料

13. 恩利控股集團按業務或地區分類之分類營業額及業績（以恩利控股最近期經審核年度財務報表之格式呈報），連同上一個年度之比較資料

二零零三年 按產品類別	冷凍海產 千港元	船運服務 千港元	物業業務 千港元	總計 千港元
營業額	2,084,922	16,317	40,047	2,141,286
分類業績	154,247	841	5,038	160,126
行政支出				(47,553)
其他經營支出				(194)
經營溢利				112,379
利息支出				(38,160)
稅項				(966)
年內淨溢利				73,253

二零零二年 按產品類別	冷凍海產 千港元	船運服務 千港元	物業業務 千港元	總計 千港元
營業額	2,001,439	23,447	34,980	2,059,866
分類業績	169,529	766	4,035	174,330
行政支出				(60,382)
其他經營支出				(3,134)
經營溢利				110,814
利息支出				(45,557)
稅項				(2,022)
年內淨溢利				63,235

按地區	營業額 二零零三年 千港元	營業額 二零零二年 千港元	分類資產之面值 二零零三年 千港元	分類資產之面值 二零零二年 千港元	物業、機器及設備之添置 二零零三年 千港元	物業、機器及設備之添置 二零零二年 千港元
香港及中國其他地區	1,881,465	1,769,881	840,466	837,981	1,999	6,629
北美洲	171,186	183,834	36,560	35,704	–	–
西歐	28,789	30,747	9,011	10,205	–	
東歐	16,317	23,447	407,683	371,953	–	–
其他	43,529	51,957	28,956	71,121	–	
	2,141,286	2,059,866	1,322,676	1,326,964	1,999	6,629

14. 以業務表現，按業務或地區分類導致對營業額及盈利貢獻之任何重大變動之因素

請參閱第8項

15. 銷售額之明細：

	恩利控股集團 二零零三年 千港元	恩利控股集團 二零零二年 千港元	變動 %
上半年錄得之銷售額	771,920	781,175	−1.2%
上半年之經營溢利	30,970	27,829	+11.3%
下半年錄得之銷售額	1,369,366	1,278,691	+7.1%
下半年之經營溢利	42,283	35,406	+19.4%

16. 恩利控股於最近年度及上一個年度全年股息總額（以元為價值）之細項

全年股息總額（*有關詳情請參閱附註7.2第16段*）

	最近年度 千港元	上一個年度 千港元
普通股	24,172	21,847
優先股	–	–
總計	24,172	21,847

本公佈之要旨

本公司發表本公佈乃旨在向香港公眾人士提供有關恩利控股集團之資料。恩利控股已於新加坡發表類似公佈。

承董事會命
公司秘書
鄧乃鋕

香港，二零零三年六月二十六日



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMTIED, A SUBSIDIARY OF PACIFIC ANDES INTERNATIONAL HOLDIGNS LIMITED, FOR THE FIRST QUARTER ENDED 30 JUNE 2003

The Board of Directors of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 63.71%-owned subsidiary, the shares and warrants of which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the first quarter ended 30 June 2003, together with the comparative figures for the corresponding period of the immediately preceding financial year.

1. **An income statement for the PAH Group together with a comparative statement for the corresponding period of the immediately preceding financial year**

1(a) ***The following statements in the form presented in PAH's most recently audited annual financial statements:***

	PAH Group 3 months ended 30/06/2003 HK$'000 (unaudited)	3 months ended 30/06/2002 HK$'000 (unaudited)	Change %
Revenue	454,432	360,849	25.9%
Cost of sales	(414,133)	(327,432)	26.5%
Gross profit	40,299	33,417	20.6%
Other operating income	556	4,634	(88.0)%
Selling and distribution expenses	(4,132)	(3,408)	21.2%
Administrative expenses	(11,188)	(13,194)	(15.2)%
Profit from operations	25,535	21,449	19.1%
Finance costs	(11,084)	(12,279)	(9.7)%
Profit before taxation	14,451	9,170	57.6%
Taxation	(300)	(150)	100.0%
Net profit for the period	14,151	9,020	56.9%

	3 months ended 30/06/2003 HK$'000	3 months ended 30/06/2002 HK$'000
Other operating income including interest income	556	4,634
Interest on borrowings	(11,084)	(12,279)
Depreciation	(1,699)	(5,551)
Foreign exchange (loss)/gain	75	(362)
Gain on disposal of subsidiaries, property, plant and equipment	-	400

Note:

a. Other operating income of the PAH Group decreased by 88% as the PAH Group did not receive administrative income from the Company after divestment of non-core assets to the Company.

b. Depreciation expenses decreased by 69% as the PAH Group divested its non-core assets to the Company and disposed two vessels during FY 2003.

c. Gain on disposal of subsidiaries represented profit on disposal of Hong Holdings (BVI) Limited.

d. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. The PAH has no assessable income in Singapore.

1(b)(i) **A balance sheet (for PAH and PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.**

	PAH Group 30/06/2003 HK$'000	PAH Group 31/03/2003 HK$'000	PAH 30/06/2003 HK$'000	PAH 31/03/2003 HK$'000
NON-CURRENT ASSETS				
Property, plant and equipment	53,905	55,601	-	-
Investment properties	19,800	19,800	-	-
Interests in subsidiaries	-	-	701,109	701,045
Other investments	2,728	2,728	-	-
	76,433	78,129	701,109	701,045
CURRENT ASSETS				
Inventories	348,812	300,166	-	-
Trade receivables	332,703	498,830	-	-
Trade receivables with insurance coverage	66,417	76,310	-	-
Other receivables and prepayments	147,762	149,449	225	225
Advances to suppliers	3,734	5,040	-	-
Bills receivable	86,580	55,618	-	-
Bank balances and cash	93,858	159,134	6	6
	1,079,866	1,244,547	231	231
CURRENT LIABILITIES				
Trade payables	13,423	226,959	-	-
Other payables	8,476	20,979	-	-
Tax liabilities	714	621	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	62	2,487	-	-
Bank advances drawn on discounted trade receivables with insurance coverage	59,775	76,915	-	-
Current portion of interest-bearing bank borrowings	348,726	283,583	-	-
	431,176	611,544	-	-
NET CURRENT ASSETS	648,690	633,003	231	231
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	5,707	5,852	-	-
NET ASSETS	719,416	705,265	701,340	701,276
CAPITAL AND RESERVES				
Share capital	417,956	417,956	417,956	417,956
Reserves	301,460	287,309	283,384	283,320
	719,416	705,265	701,340	701,276

Notes:

a. The decrease in Trade and Bills receivables is due to increased sales as the period January to March 2003 is traditionally the peak season for the PAH Group. The same reason applies for the decrease in Trade payables.

b. The increase in Bank advances is due to the increase in financing of inventory for distribution sales in the People's Republic of China ("PRC").

1(b)(ii) **Aggregate amount of PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 30/06/2003 Secured HK$'000	As at 30/06/2003 Unsecured HK$'000	As at 31/03/2003 Secured HK$'000	As at 31/03/2003 Unsecured HK$'000
651	348,835	656	282,537

Amount repayable after one year

As at 30/06/2003 Secured HK$'000	As at 30/06/2003 Unsecured HK$'000	As at 31/03/2003 Secured HK$'000	As at 31/03/2003 Unsecured HK$'000
5,707	-	5,852	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$21.3 million (31.03.2003: HK$21.5 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement for the PAH Group, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	3 months ended 30/06/2003 HK$'000	3 months ended 30/06/2002 HK$'000
Operating Activities		
Profit from operations	25,535	21,450
Adjustment for –		
Interest income	(200)	(381)
Depreciation	1,699	5,551
Gain on disposal of subsidiaries	-	(400)
Operating cash flows before movements in working capital	27,034	26,220
Inventories	(48,646)	63,518
Trade receivables, other receivables and prepayments	177,707	(97,301)
Advance to suppliers	1,306	18,554
Bills receivable	(30,962)	-
Bank advances drawn on discounted trade receivables with insurance coverage	(17,140)	(42,864)
Trade and other payables	(226,039)	(2,130)
	(116,740)	(34,003)
Cash used in operations		
Interest paid	(11,084)	(12,279)
Income tax paid	(207)	(550)
Net cash used in operating activities	(128,031)	(46,832)
Investing activities		
Interest received	200	381
Purchase of property, plant and equipment	(3)	-
Net cash inflow arising on disposal of subsidiaries	-	45,417
Net cash from investing activities	197	45,798
FINANCING ACTIVITIES		
Net cash repayment to Pacific Andes International Holdings Limited and its subsidiaries	(2,425)	(27,467)
Net bank borrowings raised	64,998	9,967
Net cash provided by (used in) financing activities	62,573	(17,500)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(65,261)	(18,534)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	159,119	60,029
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	93,858	41,495

Notes: The increase in inventories is due to increase sales as the period January to March 2003 is traditionally the peak season for the PAH Group.

1(d)(i) **A statement (for PAH and PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Exchange translation reserve HK$'000	Goodwill HK$'000	Retained profits HK$'000	Total HK$'000
The PAH Group							
Balance at 1 April 2002	[illegible]	[illegible]	[illegible]	-	[illegible]	[illegible]	[illegible]
Redenomination, subdivision and consolidation of share capital	[illegible]	[illegible]	-	-	-	-	-
Issue of bonus shares	[illegible]	[illegible]	-	-	-	[illegible]	-
Disposal of subsidiaries	-	-	[illegible]	-	-	[illegible]	-
Net profit	-	-	-	-	-	9,020	9,020
Balance at 30 June 2002	[illegible]	-	[illegible]	-	[illegible]	[illegible]	[illegible]
Balance at 1 April 2003	417,956	-	31	(18)	[illegible]	[illegible]	705,265
Net profit	-	-	-	-	-	14,151	14,151
Balance at 30 June 2003	417,956	-	31	(18)	[illegible]	[illegible]	719,416
PAH							
Balance at 1 April 2002	[illegible]	[illegible]	-	-	-	[illegible]	[illegible]
Redenomination, subdivision and consolidation of share capital	[illegible]	[illegible]	-	-	-	-	-
Issue of bonus shares	[illegible]	[illegible]	-	-	-	[illegible]	-
Net profit	-	-	-	-	-	[illegible]	[illegible]
Balance at 30 June 2002	[illegible]	-	-	-	-	[illegible]	[illegible]
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Net profit	-	-	-	-	-	64	64
Balance at 30 June 2003	417,956	-	-	-	-	283,384	701,340

1(d)(ii) **Details of any changes in the PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

There have been no changes in the issued capital of PAH since 31 March 2003.

As at 30 June 2003, PAH had 122,571,625 outstanding warrants (2002: nil) and 1,600,000 share options under Pacific Andes (Holdings) Share Option Scheme 2001. (2002: 1,600,000)

The PAH did not made any purchases of its shares during the three months ended 30 June 2003.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

These figures have not been audited or reviewed by PAH's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable

4. ***Whether the same accounting policies and methods of computation as in the PAH's most recently audited annual financial statements have been applied.***

PAH and the PAH Group have adopted the same accounting policy and methods of computation in the financial statement as those used in the audited financial statement for the year ended 31 March 2003.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

PAH and the PAH Group have adopted all the applicable new/revised Singapore Statements of Accounting Standards ("SAS") which became effective during the year. The adoption of the new/revised SAS does not affect the results of current or prior period.

6. **Earnings per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	PAH Group 3 months ended 30/06/2003	3 months ended 30/06/2002
(a) Based on weighted average number of ordinary shares on issue; and	HK2.89 cents	HK1.84 cents
(b) On a fully diluted basis (detailing any adjustments made to the earnings)	HK2.78 cents	HK1.83 cents
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	HK$14,151,000	HK$9,020,000
Weighted average number of ordinary shares used in calculation of basic earnings per share (note)	490,293,999	490,292,499
Effect of dilutive potential shares in respect of		
Share options	238,298	226,609
Share warrants	18,255,348	1,168,593
Weighted average number of ordinary shares used in calculation of diluted earnings per share	508,787,645	491,687,701

Note: The weighted average number of ordinary shares used in calculation of basic earnings per share in 2002 has been adjusted by incorporating the effect of share re-denomination and bonus issue during FY2003.

7. **Net asset value for PAH and the PAH Group per ordinary share based on issued share capital of PAH at the end of the (a) current period reported on and (b) immediately preceding financial year**

	PAH Group 30/06/2003	PAH Group 31/03/2003	PAH 30/06/2003	PAH 31/03/2003
Net tangible asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.47	HK$1.44	HK$1.43	HK$1.43

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on**

First quarter (1stQ) FY2004 vs 1stQ FY2003

PAH Group turnover for 1stQ FY2004 was HK$454 million, an increase of 26% over 1stQ FY2003. The increase was mainly attributable to sale of frozen seafood in the People's Republic of China ("PRC").

The net profit after tax of the PAH Group for 1stQ FY2004 rose 56.9% to HK$14.2 million. The increase was mainly attributable to reduced corporate overhead and finance costs as a result of lower interest rate and the disposal of the PAH Group's non-core assets.

9. **Where a forecast, or a prospect statement, has been previously disclosed to PAH shareholders, any variance between it and the actual results**

The 1stQ of FY2004 Results announcement is in line with the prospect statement disclosed to PAH shareholders in the last Full-Year Results announcement, wherein it was stated that "Barring unforeseen circumstances, *the PAH directors expect the PAH Group's profit to improve in the correct* year".

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months**

Going forward, the PAH Group's primary focus will be to enhance profit margins and improving profitability. The PAH Group will continue to rationalize its operational costs and expand its marketing services to build closer alliance with its suppliers and customers. Its growth will continue to be generated primarily through the sale of frozen seafood into the growing PRC market. At the same time, with the PAH Group's strong balance sheet, it is also ready to explore opportunities through which it can be expand and grow its business either through strategic alliances or acquisitions.

Barring unforeseen circumstances, the PAH directors expect the PAH to remain profitable in the current financial year.

11. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable

(d) Books closure date

Not applicable

12. **If no dividend has been declared/recommended, a statement to that effect**

No dividend has been declared in the period under review

PURPOSE OF THIS ANNOUNCEMENT

This announcement is issued by the Company for the purpose of providing information to the public in Hong Kong in relation to the PAH Group. A similar announcement has been made by PAH in Singapore.

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 18 August, 2003



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2003

HIGHLIGHTS	2003	2002	Change
Turnover (HK$'m)	3,849	3,547	8.5%
Operating profit (HK$'m)	196	190	3.0%
Profit attributable to shareholders (HK$'m)	94	80	17.8%
Earnings per share – basic (HK cents)	13.6	12.2	11.6%
Dividend per share (HK cents)	4.5	4.0	12.5%
Net tangible assets per share (HK cents)	110	106	3.8%

CONSOLIDATED INCOME STATEMENT

The Board of Directors (the "Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2003 as follows:

	Year ended 31.3.2003 HK$'000	Year ended 31.3.2002 HK$'000
Turnover	3,849,254	3,547,005
Cost of sales	(3,472,783)	(3,184,858)
Gross profit	376,471	362,147
Other operating income	19,536	22,083
Selling and distribution expenses	(62,370)	[illegible]
Administrative expenses	(135,134)	(129,026)
Other operating expenses	(2,365)	[illegible]
Profit from operations	196,138	190,498
Finance costs	(72,628)	(82,780)
	123,510	107,718
Share of results of associates	1,219	2,177
Profit before taxation	124,729	109,895
Taxation	(1,430)	(3,721)
Profit before minority interests	123,299	106,174
Minority interests	(28,948)	(26,046)
Profit for the year	94,351	80,128
Dividend	31,990	28,280
Earnings per share		
Basic	13.6 cents	12.2 cents
Diluted	13.4 cents	12.0 cents

Notes:

1. **SEGMENT INFORMATION**

Business Segments

2003	Frozen fish HK$'000	Fillets and portions HK$'000	Shipping Services HK$'000	Vegetables HK$'000	Consolidated HK$'000
TURNOVER					
External sales	[illegible]	[illegible]	[illegible]	10,016	[illegible]
RESULT					
Segment result	151,361	157,111	680	[illegible]	314,101
Unallocated corporate expenses					(117,963)
Profit from operations					196,138
Finance costs					(72,628)
Share of results of associates	-	1,219	-	-	1,219
Profit before taxation					124,729
Taxation					(1,430)
Profit before minority interests					123,299

Geographical Segments

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market Year ended 31.3.2003 HK$'000	Year ended 31.3.2002 HK$'000
PRC	1,928,927	1,815,875
North America	905,795	867,826
Western Europe	791,161	656,758
Eastern Europe	19,912	23,728
Japan	172,277	154,322
Other	31,182	28,496
	3,849,254	3,547,005

2. **PROFIT FROM OPERATIONS**

	Year ended 31.3.2003 HK$'000	Year ended 31.3.2002 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	2,452	2,034
Depreciation	35,615	39,597
Operating lease rentals in respect of rented premises	3,785	5,781
Retirement benefits scheme contributions	1,210	1,274
Other staff costs	59,063	67,874
and after crediting:		
Net rental income after outgoings	7,528	4,266

3. **TAXATION**

	Year ended 31.3.2003 HK$'000	Year ended 31.3.2002 HK$'000
The charge comprises:		
Profit for the year		
Hong Kong	(1,490)	(2,950)
Other jurisdictions	(265)	(16)
Over (under) provision in prior year		
Hong Kong	480	(91)
Tax attributable to the Company and its subsidiaries	(1,275)	[illegible]
Deferred taxation	(155)	-
Share of taxation attributable to associates	-	(664)
Taxation charge for the year	(1,430)	(3,721)

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year.

Taxation in other jurisdictions are calculated at the rate prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax.

4. **DIVIDEND**

	Year ended 31.3.2003 HK$'000	Year ended 31.3.2002 HK$'000
Final dividend:		
Proposed final dividend of HK4.5 cents (2002: HK4 cents) per share	31,990	28,280

5. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2003 are based on the following data:

	2003 HK$'000	2002 HK$'000
Earnings for the purposes of basic and diluted earnings per share	94,351	80,128
Weighted average number of ordinary shares for the purposes of basic earnings per share	692,711,091	656,492,225
Effect of dilutive potential ordinary shares in respect of share options	11,294,037	10,357,949
Weighted average number of ordinary shares for the purposes of diluted earnings per share	704,005,128	666,850,174

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK4.5 cents per share for the year ended 31 March 2003. *The final dividend will be paid to the shareholders whose names appear* on the register of members of the Company (the "Register of Members") as at the close of business on Wednesday, 17 September 2003. Subject to the approval of shareholders in the forthcoming annual general meeting, *the final dividend will be paid on 8 October 2003 (2002: HK4 cents).*

RESULTS

In FY2003, the Group recorded an increase of 8.5% in turnover to HK$3.8 billion. The growth was primarily attributable to the increased demand for frozen seafood products from our existing markets.

During FY2003, the Group recorded improved profitability. Operating profit increased by 3.0% to HK$196 million. Profit attributable to shareholders grew from HK$80,128,000 in FY2002, to HK$94,351,000 in FY2003, representing an increase of 17.8%.

REVIEW OF BUSINESS

The volatile and uncertain business environment in FY2003 created many challenges for the Group. Changing government policies and the rising credit risks caused by the economic slow down put to test the Group's capabilities and resilience. The continued slowing of the global economy hit our Western European market and North American market. The rising unemployment in Western Europe and the introduction of the Euro led to widespread uncertainty among consumers in many European countries. The increase in oil prices also led to an increase in the Group's freight cost by 20% in general.

The import ban on all animal-origin products from the PRC by the EU affected our sales to Western Europe in the first half of FY2003. During the ban period, the PRC government implemented a series of measures to ensure food safety, including inspecting every processing factory. Although the import ban was lifted in July 2002, the Group's export to the EU was only fully resumed by October 2002.

Towards the second half of FY2003, the Group saw rapid legislative and *regulatory changes in the PRC, particularly pertaining to the import of* foodstuffs into the country. Whereas there were no restrictions in the past, the PRC authorities tightened their regulations to ensure the quality and traceability of imported foodstuffs. As at the end of 2002, the purchase of imported fish now requires an import permit to be issued by the Commodity Inspection and Quarantine Bureau ("CIQ") before purchase orders can be issued to suppliers. The introduction of these changes meant our sales in the PRC market were temporarily delayed as our customers took more time to get the necessary import permits.

Despite the difficult business conditions during the year, the overall frozen seafood consumption in our markets continued to increase. This is in part due to our broader sales strategy, as well as our policy to continue to enhance our processing capabilities. Pacific Andes not only continued its good performance, but we also have a stronger financial position.

OPERATIONS REVIEW

Market Analysis

The PRC remains the Group's main revenue source, accounting for 50% of the Group's total sales mix for the year. The growing trend of improving living standards and pursuing better quality and nutritious food products in the PRC, has continued to provide a robust demand for our diversified seafood products. Sales in the PRC market increased 6.2% to HK$1.93 billion, against HK$1.8 billion in FY2002.

The introduction of sales through bonded warehouses in November 2001 effectively shortened delivery lead-times and expanded the elasticity and flexibility of our operations. At the same time, it also enabled us to expand our customer base by allowing us to encompass buyers who purchase on a smaller scale. However, the introduction of these innovative distribution arrangements created a temporary setback in our PRC sales. The Group posted a decline in sales of 8.1% in the first half of FY2003 compared to the same period FY2002. This was attributable to the change in customers' purchasing habits which shifted from advanced orders and *bulk-buying patterns, to just-in-time purchases. By the second half of* FY2003, as purchasing schedules adjusted and normalised, the Group saw corresponding increase in our sales activities.

By the end of 2002, the PRC government tightened the import permit *issuance procedures for frozen fish. As a result, our customers now have* to apply for the import permit before any purchase contracts can be entered into. This meant our sales to the PRC market were delayed as our customers took more time to get the necessary import documents. Nevertheless, our distribution arrangements and the development of a broader customer base helped improve our sales figures. Pleasingly, overall, sales to the PRC increased 15% from HK$1.14 billion in the second half of FY2002, to HK$1.28 billion in the second half of FY2003.

Sales to Western Europe showed a dramatic and remarkable recovery following the repeal of the import ban imposed by the European Commission on products of animal – origin intended for human or animal consumption that had derived from the PRC. After the lifting of the ban in July 2002, sales to Western Europe soared by 110%, from HK$237.5 million in the second half of FY2002, to HK$499.4 million in the second half of FY2003. As a result, sales during FY2003 showed an increase of 20.5% from HK$656.8 million in FY2002, to HK$791.2 million. This accounted for 20.6% of total sales.

North America continued to be a strong market for the Group, accounting for 23.5% of total sales. During FY2003, sales increased by 4.4%, from HK$867.8 million in FY2002, to HK$905.8 million. Due to the weakened economy, as well as an increase in bankruptcy cases in the US, the *Group took extra precautions to carefully deal with its customers, even* though all sales to the US have been covered by credit insurance. To minimise risk, as well as to satisfy a more robust demand in our Western Europe market, we shifted some of our sales distribution of fillets and portion destined for North America to Europe. Reflecting these changes, sales in North America in the second half of FY2003 therefore, decreased to HK$490 million, compared to HK$651 million in the second half of FY2002.

Sales in Japan showed a steady growth of 11.6% from HK$154.3 million in FY2002, to HK$172.3 million in FY2003. Although not a significant market for the Group, accounting for 4.5% of total sales, Japan remains a steadily developing market year-on-year.

Product Analysis

Seafood Division

The seafood division of Pacific Andes has matured to become one of the world's leading processor and supplier's of frozen seafood. With an integrated, sophisticated operation, we are able to source, process and distribute seafood products globally.

Trading

During FY2003, the Group sold approximately 168,000 metric tonnes of seafood products. Whilst this was a decrease in volume from the 198,000 metric tones handled in FY2002, sales value increased by 3.2% to HK$2.10 billion. Frozen fish, which primarily sold to the PRC market, remained the largest contributor to the Group's turnover, accounting for 55% of total sales.

The Group initially saw a decrease in sales of 1.4% in the first half of FY2003 compared to the same period in FY2002. This was due to the *decline in sales to the PRC market because of the temporary adjustment* in orders from customers. By the second half of the year, sales had returned to normal levels as purchasing schedules became adjusted.

As the PRC government tightened the import permit issuance procedure in December 2002, this prolonged the process for our customers to obtain *their import licenses. As a result, our sales to PRC customers were* delayed. Despite of these two situations, an increase in revenue was achieved because of an increase in sales of higher value products.

Processing

Sales of fillets and portions increased by 15.9%, from HK$1.45 billion in *FY2002, to HK$1.69 billion in FY2003. During the first half of* FY2003, sales of fillets and portions increased by 4.7% to HK$6.78 billion. In the second half of FY2003, sales of fillets and portions increased by 24.9% to HK$10.07 billion. This surge in sales in the second half of FY2003 was due to the repeal of the ban imposed by the European Union Commission, which allowed us to resume shipments to Western Europe. The strong growth in sales in general is attributed to the continual relocation of fillet and portion processing from different *parts of the world to the PRC where the processing environment is more* competitive than most other locations.

The high demand for fillets and portions during FY2003 meant that all of our processing factories were working at high capacity. During FY2003, the Group sold 75,000 metric tonnes of fillets and portions, an *increase of 7.2%, as compared to 70,000 metric tonnes in FY2002.*

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$40 million, representing an increase of 14.5% over FY2002. The Western European market has been key in the development of the vegetable business, accounting for *70% of total sales.* The most popular products are spinach, broccoli and onions. These products require specialist skilled labour which is employed at low-cost in the PRC. Although vegetable sales remain insignificant by comparison to the Group's seafood business, we are confident that, with the continued expansion in the scale of our operations, this business segment will steadily *contribute to our future growth.*

Liquidity and Financial Resources

As of 31 March 2003, *total bank borrowing was reduced by 16%, from* HK$918 million in 2002, to HK$775 million in 2003. Net debt to shareholders' equity ratio was reduced from 87% in FY2002, to 53% in FY2003. As of *31 March 2003*, cash on hand increased *121% to HK$222* million. Our strengthened liquidity position and the financial resources of the Group provide a strong foundation for further expansion.

The Group's exposure to currency risk is minimal, as the Group does not maintain a significant open position in any foreign currency at any time. *The Group actively protects its foreign currency vulnerabilities through* natural hedges, forward contracts and options.

As at 31 March 2003, the Group has pledged land and building and investment properties with aggregate carrying values of approximately HK$162 million and HK$18 million respectively, as collateral for *property mortgage loans granted to the Group by certain banks.*

Trade receivables with credit insurance coverage of HK$7 million were pledged as security for the receivable discounting facilities obtained from banks.

In addition, shares in certain subsidiaries were pledged as securities for the revolving inventory financing obtained from banks.

As at 31 March 2003, bills discounted with recourse were HK$421 *million.*

Employees and Remuneration

As at 31 March 2003, the Group had a total number of approximately 5,000 employees.

The Group recognises the importance of its employees who contribute to *the business and offers remuneration packages in line with industry* standards. These are subject to annual review. Bonuses may be awarded to employees based on individual performance, and the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow the granting of share options to selected eligible employees depending on their contribution to the company.

OUTLOOK

Pacific Andes' strong commitment to quality and to operational effectiveness will *continue to enhance our competitive advantage in the* coming year. We will continue to implement new business strategies, improve our logistics service and rationalize our operational costs in a concerted effort towards enhancing our profit margins. At the same time, we will continue to strengthen our relationships and forge closer ties with both our customers and our suppliers. The consistency of delivery and the quality of our seafood and vegetable products have allowed us to secure broad market share around the world. We are now considered one of the leading frozen food suppliers distributing from the PRC to North America, Western Europe, Japan and other foreign markets, as well as distributing within the PRC.

Food Safety

To underpin our expansion strategies, the Group recently established a *sophisticated trace residue analysis laboratory in the PRC. This facility,* unique in China, is equipped with the most advanced analytical instruments. It is using internationally accredited methods developed in conjunction with the Central Science Laboratory ("CSL"), a United Kingdom government agency. The facility has exclusive rights in China to utilise CSL's wealth of experience. CSL is committed to providing the latest updates of analytical methods and technical procedures. Consequently, the laboratory will have access to the latest techniques *thereby ensuring our products are able to conform to any foreseeable* international legislation. To capitalise on this unique resource in China, the Group operates services for other food manufacturers so that they can also test their products at the centre.

Sourcing

The *PRC will* remain a major growth driver for Pacific Andes. Growing GDP per capita and improved living standards means consumers are seeking an increase in the quality of products they purchase. In order to continue to meet demand, we will be developing further integration in our sourcing activities. We are currently evaluating the feasibility of participation in fishing activities in different places in the world.

Processing

With growing demands from our customers, the Group will increase its processing capacity by constructing a new plant. The new processing facility is currently undergoing construction and is expected to commence operations by *late 2004. This centre will boost our productivity,* enhance our capacity, and provide us with further flexibility in producing value-added products. The Group will also increase the processing volume of value-added products and expand the variety of the product types. At the same time, we plan to increase the extent of our processing through processing agreements within the PRC. The Group has increased the number of its processing factories from 17 to 20 since April 2003. With these improved operational efficiencies our position in the global market place will be *further strengthened.*

Marketing

The various Just In Time ("JIT") programmes implemented by the Group for customers in the EU and North America have proved to provide better logistic services to them. Most importantly, the JIT programmes foster a close companion relationship with our customers. We plan to implement more JIT programmes in the coming year.

Vegetables

From April 2003, the Group has secured greater control on its sources of vegetable raw material by increasing the scale of contract farming in China. With its vegetable products increasingly finding favour with customers all over the Northern Hemisphere, the Group is evaluating the possibility of moving its vegetable processing operation to a larger facility.

Financing

The Group lowered the net debt to equity ratio during this year. We intend to implement new inventory and control measures in order to shorten the average inventory-holding period for fillets and portions thereby reducing short-term bank borrowings. The management is committed to strengthening the liquidity of the Group to meet its operational and investment needs.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Monday, 15 September 2003 to Wednesday, 17 September 2003 both days inclusive, during which *period no share will be registered. In order to establish the entitlement* of shareholders to vote at the 2003 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Thursday, 11 September 2003.

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed shares of the Company during the year ended 31 March 2003.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE

A detailed announcement of annual results of the Group for the year ended 31 March 2003, containing all the information required by paragraphs 45(1) to 45(3) inclusive *of Appendix 16 of the Listing Rules* of the Stock Exchange of Hong Kong Limited ("SEHK"), will be published on the website of the SEHK in due course.

CODE OF BEST PRACTICE

The Company has complied throughout year ended 31 March 2003 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on SEHK (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific term. Pursuant to the bye-laws of the Company, directors, including non-executive director, of the Company will retire by rotation *on an average of every three years and their appointments will be* reviewed when they are due for re-election which in the opinion of the Company meets the same objective as the guideline set out in the Code of Best Practice.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 17 July 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN *that the Annual General Meeting of* Pacific Andes International Holdings Limited (the "Company") will be held at the Dynasty Club, 7/F., South West Tower, Convention Plaza, Wanchai, Hong Kong, *on Wednesday, 17 September 2003 at 2:30 p.m.* for the following purposes:

Ordinary Business

1. To receive and consider the audited consolidated financial statements and the directors' report and auditors' report for the *year ended 31 March 2003.*
2. To declare a final dividend for the year ended 31 March 2003.
3. To re-elect directors and to authorise the board of directors to fix their remuneration.
4. To re-appoint the auditors of the Company and to authorise the *board of directors to fix their remuneration.*

Special Business

5. To consider and, if thought fit, pass the following resolutions as ordinary resolutions:

(A) "**THAT**:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, *agreements and options which require or might require* the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of share capital allotted *or issued or agreed conditionally or unconditionally* to be allotted or issued (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (i) of this resolution, otherwise than pursuant to a Rights Issue, or the exercise of subscription or conversion rights under any warrants of the Company or any securities which are convertible into shares of the Company, or *any option scheme or similar arrangement* for the time being adopted for the grant or issue to employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company, or any scrip dividend scheme or similar arrangement providing for the allotment of shares of the Company in lieu of the whole or any part of a dividend of such shares in accordance with the bye-laws of the Company, shall not exceed twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this resolution, and *the said approval shall be limited accordingly;*

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or any applicable law to be held; and

(c) the date upon which the authority set out in this resolution is revoked or varied by an *ordinary resolution of the Company in general* meeting;

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company on the Register of Members on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may in their discretion deem necessary or expedient in relation to fractional entitlements or having regard to any restriction or obligations under *the laws of any relevant jurisdiction* or the requirements of any recognised regulatory body or any stock exchange)."

(B) "THAT:

(i) subject to sub-paragraph (ii) of this resolution, the exercise by the *directors of the Company during* the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company and outstanding warrants to subscribe for shares in the capital of the Company, and to make or grant offers, agreements and options which require or might require the exercise of such powers either during or after the Relevant Period, subject to and in accordance with all applicable laws and regulations and the bye-laws of the Company, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal amount of the share capital and warrants to subscribe for shares which the Company is authorised to repurchase pursuant to the approval in sub-paragraph (i) of this resolution shall not exceed ten per cent. of the aggregate nominal *amount of the share capital of the Company* in issue on the date of the passing of this resolution (in case of repurchase(s) of issued shares), and ten per cent *of the outstanding warrants of the Company as at the* date of the passing of this resolution (in case of repurchase(s) of outstanding warrants), and the said approval shall be limited accordingly; and

(iii) for the purposes of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(a) the conclusion of the next annual general meeting of the Company;

(b) *the expiration of the period* within which the next annual general meeting of the Company is required by the bye-laws of the Company or *any applicable law to be held;* and

(c) the date upon which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Company in general meeting."

(C) "**THAT** *conditional upon resolution no. 5(A) and resolution* no. 5(B) above being passed, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company under the authority granted to the directors of the Company as mentioned in resolution no. 5(B) above shall be added to the aggregate nominal amount of share capital that may be allotted or issued or agreed conditionally or unconditionally to be allotted or issued by the directors of the Company pursuant to resolution no. 5(A) above, provided that such amount so added shall not exceed ten per cent. of the aggregate nominal *amount of the share capital of the Company* in issue on the date of passing of this resolution."

By Order of the Board
Cheng Nai Ming
Company Secretary

Hong Kong, 17 July 2003

Notes:

(i) *A member entitled to attend* and vote at the meeting convened by the above notice is entitled to appoint a proxy in respect of the whole or any part of his holding of shares to attend and vote in his stead. A proxy need not be a member of the Company.

(ii) A form of proxy for the meeting will be enclosed with the Annual Report of the Company. In order to be valid, the form of proxy must be deposited at the Hong Kong Principal Office of the Company at Rooms 3201-12 & 15 Hong Kong Plaza, 188 Connaught Road West, Hong Kong together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority not less than 48 hours before the time for holding the meeting or adjourned meeting (as the case may be).

(iii) An explanatory statement containing further details regarding resolution 5 will be sent to the shareholders and other parties entitled thereto *shortly together with the Annual Report of the Company.*

(iv) The Register of Members will be closed from Monday, 15 September 2003 to Wednesday, 17 September 2003, both days inclusive, during which *period no transfer of shares can be registered.*

(v) Registered and unregistered holders of warrants who wish to exercise their subscription rights to receive shares which will qualify for the proposed final dividend must lodge the relevant warrant certificates together with the relevant instruments of transfer and subscription forms duly completed and accompanied by the requisite subscription monies with the Company's branch registrars in Hong Kong, Secretaries Limited of the G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Thursday, 11 September 2003.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司

(於百慕達註冊成立之有限公司)

截至二零零三年三月三十一日止年度業績公佈

財務摘要

	二零零三年	二零零二年	變動
營業額(百萬港元)	3,849	3,547	8.5%
經營溢利(百萬港元)	196	190	3.0%
股東應佔溢利(百萬港元)	94	80	17.8%
每股盈利－基本(港仙)	13.6	12.2	11.6%
每股股息(港仙)	4.5	4.0	12.5%
每股有形資產淨值(港仙)	110	106	3.8%

綜合收入報表

太平洋恩利國際控股有限公司(「本公司」)董事會(「董事會」)欣然公佈本公司及各附屬公司(「本集團」)截至二零零三年三月三十一日止年度之經審核綜合業績如下:

	截至二零零三年三月三十一日止年度 千港元	截至二零零二年三月三十一日止年度 千港元
營業額	3,849,254	3,547,005
銷售成本	(3,472,783)	(3,184,858)
毛利	376,471	362,147
其他經營收入	19,536	22,083
銷售及分銷支出	(62,370)	(57,064)
行政支出	(135,134)	(129,026)
其他經營支出	(2,365)	(7,642)
經營溢利	196,138	190,498
財務支出	(72,628)	(82,780)
	123,510	107,718
所佔聯營公司業績	1,219	2,177
除稅前溢利	124,729	109,895
稅項	(1,430)	(3,721)
未計少數股東權益前溢利	123,299	106,174
少數股東權益	(28,948)	(26,046)
本年度淨溢利	94,351	80,128
股息	31,090	28,280
每股盈利 基本	13.6仙	12.2仙
攤薄	13.4仙	12.0仙

附註:

1. 分類資料

業務分類

二零零三年	冷凍魚類 千港元	魚柳及魚切塊 千港元	船務服務 千港元	其他 千港元	綜合 千港元
營業額 對外銷售	2,107,504	1,685,387	16,317	40,046	3,849,254
業績 分類業績	151,367	157,111	680	4,943	314,101
未分配集團支出					(117,963)
經營溢利					196,138
財務支出					(72,628)
所佔聯營公司業績	–	1,219	–	–	1,219
除稅前溢利					124,729
稅項					(1,430)
未計少數股東權益前溢利					123,299

地區分類

下表載列本集團按市場區域劃分的銷售分析(不論貨物/服務來源地):

按市場區域劃分之銷售額
截至　　　截至

5. 每股盈利

截至二零零三年三月三十一日止兩個年度每股基本及攤薄盈利乃按下列數據計算:

	二零零三年 千港元	二零零二年 千港元
作為計算每股基本及攤薄盈利之盈利	94,351	80,128
每股基本盈利之普通股加權平均數	692,711,091	656,492,225
購股權對攤薄普通股之潛在影響	11,294,037	10,357,949
每股攤薄盈利之普通股加權平均數	704,005,128	666,850,174

股息

董事已決議建議派發截至二零零三年三月三十一日止年度之末期股息每股4.5港仙。末期股息將派發予於二零零三年九月十七日營業時間結束時名列本公司股東名冊(「股東名冊」)之股東,待股東於應屆股東週年大會上批准後,末期股息將於二零零三年十月八日派發(二零零二年:4港仙)。

業績

於二零零三年財政年度,本集團之營業額增加8.5%至38億港元,銷售額增長主要由於本集團的各市場對冷凍海產之需求增加。

於二零零三年財政年度內,本集團之盈利獲得增長,經營溢利增加3.0%至196,000,000港元。股東應佔溢利由二零零二年財政年度80,128,000港元增加至二零零三年財政年度94,351,000港元,增幅為17.8%。

業務回顧

於二零零三年財政年度,反覆不定之營商環境為本集團帶來許多挑戰。政府貿易措施出新,經濟放緩導致信貸風險攀升,正考驗著本集團之應變能力。全球經濟持續放緩對西歐及北美市場造成衝擊,西歐失業率上升及引入歐元,使很多歐洲國家之消費者普遍感到不安。油價上升亦導致本集團海運費用整體上升20%。

歐盟對中國來源地之所有動物產品實施進口禁令,影響到本公司在二零零三年財政年度上半年對西歐的銷售。在實施禁運期間,中國政府落實連串措施,以確保食品安全,包括檢查每一間加工廠。該等進口禁令已於二零零二年七月解除,但本集團對歐盟的出口於二零零三年十月前才全面恢復。

於二零零三年財政年度下半年,本集團注意到中國之法例及監管出現迅速變動,尤其有關食品進口方面。雖然過往中國當局在這方面並無限制,但當局收緊監管從以確保進口食品之品質及可作出追溯。於二零零二年年底,客戶購買進口魚類及須持有由中華人民共和國出入境檢驗檢疫局發出之進口許可證,方可向供應商訂貨購買。此舉令中國市場之銷售額暫時受到拖累,因為客戶需要更多時間辦理所需進口許可證。

儘管年內營商環境困難,但本公司之優質冷凍海產市場之消費持續增加,其中部份原因乃本公司採取較廣泛之銷售策略,以及本公司堅持不斷提升加工能力之成果所致。太平洋恩利不僅繼續維持良好業績,而且建立更穩健之財政狀況。

營運回顧

市場分析

[illegible]

二零零一年十一月引進透過保稅倉庫進行銷售,有效縮短付運時間,提高本集團業務之彈性及靈活性。同時,亦方便本集團向小規模採購之買家供貨,從而擴大客戶基礎。然而,引入上述銷售分銷安排使本集團在中國之銷售額出現暫時倒退。二零零三年財政年度上半年,本集團之銷售額較二零零二年財政年度同期下跌8.1%。此乃由於客戶採購習慣由慣常訂貨及大批採購模式轉為適時購買。但於二零零三年財政年度下半年,隨著客戶對其採購計劃作出適當調整,本集團之銷售額相應增加。

魚柳及魚切塊之需求殷切意味著本公司所有加工廠均全面運作。在二零零三年財政年度內,本集團售出了75,000公噸的魚柳及魚切塊,較二零零二年財政年度的70,000公噸增加7.2%。

蔬菜和糧食部

蔬菜銷售錄得營業額40,000,000港元,較二零零二年財政年度增加14.5%。西歐市場為蔬菜業務發展之核心,佔其總銷售額70%。最受歡迎產品為菠菜、西蘭花和洋蔥。該等產品需要應用在中國具備高手藝但成本低廉的勞工生產。儘管蔬菜銷售與本集團海產業務相比仍屬微不足道,但本集團充滿信心,透過擴充業務規模,該業務將會對本集團日後發展作出穩定貢獻。

流動資金及財務資源

於二零零三年三月三十一日,本集團之銀行借貸減少16%,由二零零二年之918,000,000港元降至二零零三年之775,000,000港元。借貸淨額與股東權益比率亦由二零零二年財政年度之67%,降至二零零三年財政年度之53%。於二零零三年三月三十一日,手頭現金增加121%至222,000,000港元。本集團流動資金狀況更穩健,且具備充足財務資源,將為本集團日後發展提供堅實基礎。

由於本集團並無任何重大未對沖外幣交易,故本集團所面對之外匯風險甚微。本集團以自然對沖、遠期合約及期權,積極抵禦外匯風險。

於二零零三年三月三十一日,本集團有賬面值分別約162,000,000港元及18,000,000港元之已抵押土地及樓宇和投資物業,作為若干銀行向本集團授出物業按揭貸款之抵押品。

為數7,000,000港元之已投信用保之貿易應收款項已抵押予若干銀行以取得應收款項貼現信貸。

[illegible]

於二零零三年三月三十一日,具追索權之貼現票據為421,000,000港元。

僱員及酬金

於二零零三年三月三十一日,本集團僱用約5,000名僱員。

[illegible]

展望

太平洋恩利對產品質素及管理效益的堅決承諾,在未來歲月,繼續增強本集團之競爭優勢。本集團將共同努力,繼續推行新業務策略、改善物流服務及合理調整集團經營成本以強化營利率。同時,本集團將會加強與客戶及供應商之關係,從而建立更緊密之聯繫。本集團藉海產與蔬菜產品之優良品質及準時付運在全球取得龐大市場佔有率。本集團現被視為由中國向北美、西歐、日本及其他海外市場分銷以及在中國本土分銷冷凍食品之供應商翹楚之一。

食品安全

[illegible]

前景

中國仍為太平洋恩利持續發展之主要動力。中國人均國內生產總值屢續增加及生活水準改善,意味消費者要求所購產品之質素更有所

[illegible]	701,161	858,758
東亞	19,912	23,728
日本	172,277	154,322
其他	31,182	28,496
	1,849,254	3,517,005

2 經營溢利

	截至二零零三年三月三十一日止年度千港元	截至二零零二年三月三十一日止年度千港元
經營溢利乃經扣除下列各項後得出：		
核數師酬金	2,152	2,031
折舊	55,615	59,597
租賃物業經營租約租金	3,785	4,781
僱員退休計劃供款	1,210	1,274
其他員工成本	59,063	67,824
及計入：		
[illegible]	[illegible]	[illegible]

3 稅項

	截至二零零三年三月三十一日止年度千港元	截至二零零二年三月三十一日止年度千港元
支出包括		
本年度稅項		
香港	(1,490)	(2,950)
其他司法權區	(265)	(18)
以往年度之撥備超額（撥備不足）		
香港	480	[illegible]
本公司及其附屬公司應佔稅項	(1,275)	(3,052)
遞延稅項	(155)	–
分佔聯營公司稅項	–	(669)
年內稅項支出	(1,430)	(3,721)

香港利得稅乃按本年度之估計應課稅溢利以16%之稅率計算。

其他司法權區稅項乃按各有關司法權區之現行稅率計算。

本集團大部分溢利並非源自或產自香港，故此無須繳付香港利得稅。

4. 股息

	截至二零零三年三月三十一日止年度千港元	截至二零零二年三月三十一日止年度千港元
末期股息：建議末期股息每股4.5港仙（二零零二年：4港仙）	31,930	28,280

[illegible]下半年11.4億港元增加至二零零三年財政年度下半年12.8億港元，增幅達15.0%。

[illegible]

[illegible]

日本銷售額出現11.6%之穩定增長，由二零零二年財政年度154,300,000港元增加至二零零三年財政年度172,300,000港元。雖然日本並非本集團之主要市場，僅佔總銷售額4.5%，但日本仍是穩定經營中之市場。

產品分析

海產部

太平洋恩利之海產部已趨成熟，成為世界主要冷凍海產生產商及供應商之一。憑藉整合所需要之運作，本公司在世界各地採購、生產及分銷不同的海產產品。

貿易

[illegible]

本集團於二零零三年財政年度上半年之貿易銷售額較二零零二年財政年度同期下跌1.4%，此乃由於客戶暫時調整訂單所令在中國的銷售額下降所致。於年內下半年，隨著客戶調整其採購計劃，銷售額已回升至正常水平。

由於中國政府在二零零二年十二月收緊進口許可證批核手續，令本公司客戶辦理進口許可證之過程延長。就此，本公司對中國客戶之銷售受到阻礙，雖然出現上述困難情況，本公司之收入仍因高價值產品之銷售額增加而有所增加。

加工

魚柳及魚切塊之銷售額增加13.9%，由二零零二年財政年度14.5億港元增加至二零零三年財政年度16.9億港元。二零零三年財政年度上半年，魚柳及魚切塊之銷售額增加4.7%至67.8億港元。二零零三年財政年度下半年，魚柳及魚切塊之銷售額增加24.9%至100.7億港元。二零零三年財政年度下半年之銷售額激增是因為歐盟委員會解除進口禁令，使本公司可以再度運貨至西歐。由於中國之加工廠規模較大及內地僱員更具競爭力，所以在各地的魚柳及魚切塊之加工工序正持續地轉移至中國，該趨勢令本集團的銷售保持強勁發展。

[illegible]

市場推廣

本集團向歐洲及北美客戶推出之各項適時供貨計劃，已證明可向客戶提供更佳之物流服務。除此以外，適時供貨計劃可促進本集團與客戶之間的密切合作關係。本集團擬在未來年度推出更多適時供貨計劃。

展望

自二零零三年四月起，本集團已透過擴大中國承包商供應規模，而對產量穩定供應客戶帶來較大增幅。憑藉其經營產品在業務化中增廣受歡迎，本集團正評估將擴展加工業務運作較大規模之可能性。

融資

本集團於本年度之資本負債比率有所下降。本集團繼續進行一套新庫存和管制措施以縮短魚柳及魚切塊之平均庫存期從而減低銀行借貸水平。管理層致力增加本集團流動資金以滿足其營運及投資需要。

暫停辦理股東登記

本公司將於二零零三年九月十五日星期一至二零零三年九月十七日星期三（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記任何股份過戶。為確定股東於二零零三年度股東週年大會之投票權，所有過戶文件連同有關股票須於二零零三年九月十一日星期四下午四時正前送抵本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

買賣或購回

本公司或其任何附屬公司於截至二零零三年三月三十一日止年度內概無買賣或贖回本公司任何上市股份。

於聯交所公佈全年業績

本公司將於適當時候在香港聯合交易所有限公司（「聯交所」）網站刊登本公司截至二零零三年三月三十一日止年度全年業績公佈之詳情，當中載有聯交所上市規則附錄16第45(1)段至45(3)段所規定之一切資料。

最佳應用守則

[illegible]

承董事會命
董事總經理
黃裕翔

香港，二零零三年七月十七日

股東週年大會通告

[illegible]

普通事項

1. 省覽截至二零零三年三月三十一日止年度之經審核綜合財務報表及董事會與核數師報告。
2. 宣派截至二零零三年三月三十一日止年度之末期股息。
3. 重選董事及授權董事會釐定其酬金。
4. 重新委聘本公司之核數師及授權董事會釐定其酬金。

特別事項

5. 考慮及酌情通過下列決議案為普通決議案：

(A)「動議：

(i) 在本決議案第(iii)分段規限下，謹此全面及無條件批准本公司董事會於有關期間內行使本公司一切權力，配發、發行及處理本公司股本中之額外股份，並作出或授予須於或可能須於有關期間內或之後行使該等權力之售股建議、協議及認購權；

(ii) 本公司董事會根據本決議案第(i)分段之批准而配發或發行或有條件或無條件同意配發或發行（不論是否根據認購權或以其他方式而配發）之股本總面值（不包括根據配售新股或行使本公司任何認股權證或任何可轉換為本公司股份之證券或就當時採納之任何認購股份計劃以便向本公司及／或其任何附屬公司之僱員授出或發行股份或可購買本公司股份之權利或類似安排，或任何以股代息計劃或根據本公司之公司細則規定配發本公司股份以取代該等股份之全部或任何部份股息之類似安排），不得超過本決議案通過當日本公司之已發行股本總面值之20%，而上述批准亦須受此限制；

(iii) 就本決議案而言：

「有關期間」指本決議案通過當日至下列較早發生者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載之授權經由股東大會通過本公司普通決議案所撤銷或修訂之日；

「配售新股」指於本公司董事會指定之期間內，向於指定記錄日期名列股東名冊之本公司股份持有人按彼等當時之持股比例提呈發售股份之建議（惟本公司董事會可就零碎股權或在考慮任何有關司法權區之法例或任何認可監管機構或任何證券交易所之規定所產生之限制或責任後而按其酌情認為必要或權宜取消之此等權利或作出其他安排）。」

(B)「動議：

(i) 在本決議案第(ii)分段規限下，謹此全面及無條件批准本公司董事會於有關期間行使本公司一切權力，購回本公司股本中之已發行股份及可認購本公司股本中之股份之尚行使認股權證及作出或授予須或可能須於有關期間內或之後行使該等權力之建議、協議及認購權，惟須遵照一切適用之法例及規定及本公司之公司細則進行；

(ii) 本公司根據本決議案第(i)分段之批准而獲授權購回之股本及可認購股份之認股權證之總面值不得超過（就購回股份而言）本決議案通過當日本公司之已發行股本總面值之10%及（就購回未行使之認股權證而言）本決議案通過當日本公司之未行使認股權證之10%，而上述批准亦須受此限制；及

(iii) 就本決議案而言：

「有關期間」指本決議案通過當日至下列較早發生者之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 本公司之公司細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(c) 本決議案所載之授權經由股東大會通過本公司普通決議案所撤銷或修訂之日。」

(C)「動議待上述第5(A)項決議案及第5(B)項決議案獲通過後，本公司根據上文5(B)項決議案所述授予本公司董事會之授權而購回之本公司股本中股份之總面值須加於本公司董事會根據本文5(A)項決議案而可配發或發行或有條件或無條件同意配發或發行之股本總面值之上，惟加上之數額不得超過於本決議案通過當日本公司之已行股本總面值之10%。」

承董事會命
公司秘書
鄭乃鋒

香港，二零零三年七月十七日

附註：

(i) 有權出席上述通告所召開之會議及於會上投票之股東均有權委任一名代表，或其一名或以上代表出席及投票。受委代表毋須為本公司股東。

(ii) 隨附本公司股東週年大會適用之代表委任表格。代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或續會（視情況而定）指定舉行時間48小時前交回本公司之香港主要辦事處（地址香港干諾道中168號信德中心3201-12室及3215室），方為有效。

(iii) 一份載有第5項決議案其他詳情之說明文件將與本公司年報一併寄發予股東及有權收取上述文件之其他人士。

(iv) 本公司將於二零零三年九月十五日星期一至二零零三年九月十七日星期三（首尾兩日包括在內）期間暫停辦理股份過戶登記手續，期間任何股份過戶將不予登記。

[illegible]